SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 29, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F     X                                                              Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes    __                                               No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes   __                                               No     X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes    __                                               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated April 29, 2008, reporting financial results for the first quarter ended March 31, 2008.

DS Reports 2008 First Quarter Software Revenue Growth Above
14% in Constant Currencies

Paris, France, April 29, 2008 ─ Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) reported U.S. GAAP unaudited financial results for the first quarter ended March 31, 2008.

Summary Financial Highlights
●	Q1 GAAP total revenue up 12% on GAAP software revenue growth of 16%, both in constant currencies
●	Q1 non-GAAP total revenue up 10% on non-GAAP software revenue growth of 14%, both in constant currencies
●	Q1 EPS €0.34 on GAAP basis and €0.41 on non-GAAP basis
●	DS reconfirms 2008 Business Outlook: reconfirms constant currencies non-GAAP software and non-GAAP total revenue growth objectives for 2008; reconfirms non-GAAP operating margin expansion objective for 2008; adjusts non-GAAP EPS growth objective for 2008 to between 6% and 10% growth solely due to US dollar weakness

 First Quarter 2008 Financial Summary

	U.S. GAAP			Non-GAAP
In millions of Euros, except per share data		Growth	Growth in cc*		Growth	Growth in cc*
Q1 Total Revenue	307.4	6%	12%	307.9	4%	10%
Q1 Software Revenue	269.1	9%	16%	269.6	8%	14%
Q1 EPS	0.34	21%		0.41	5%
Q1 Operating Margin	17.3%			22.8%

* In constant currencies.

Bernard Charlès, Dassault Systèmes President and Chief Executive Officer, commented, “Dassault Systèmes had a solid start to 2008, meeting all of our financial objectives for revenue, operating margin and earnings per share. We are seeing good dynamics in our core industries and new verticals. In particular, we had a very strong quarter for CATIA benefiting from broad-based demand among automotive and aerospace companies and good execution in our Business Transformation Channel for large accounts.

“This year will mark the final steps in the creation of our PLM indirect channel. In this regard, our first quarter was an important milestone as we moved ahead with the planned country transitions, including Germany and Japan. In less than fifteen months, a remarkably short period of time, we have developed an indirect PLM channel spanning more than 60 countries.

“Looking ahead, our number one focus is our customers - helping our customers improve their product innovation, product quality, business processes and investment returns. By doing this, we are confident in our ability to continue to grow our PLM market footprint.”

First Quarter Financial Highlights

●	GAAP total revenue increased 12% in constant currencies and non-GAAP total revenue increased 10% in constant currencies.

●	By geographic region and in constant currencies, total GAAP revenue in Europe was up 13% (non-GAAP up 12%) followed by the Americas with growth of 12% (non-GAAP up 10%) and Asia with growth of 10% (non-GAAP up 9%). From a regional perspective, software revenue grew in double-digits in constant currencies in the Company’s three geographic regions.

●	GAAP software revenue increased 16% in constant currencies. Non-GAAP software revenue increased 14% on new licenses revenue growth of 11% and non-GAAP recurring software revenue growth of 17%, all figures in constant currencies.

●	GAAP PLM software revenue increased 15% in constant currencies. Non-GAAP PLM software revenue growth of 14% in constant currencies was led by CATIA with non-GAAP software revenue growth of 21% in constant currencies, on strong dynamics with automotive and aerospace companies, channel capacity increases and the inclusion of ICEM. CATIA new seats licensed in the first quarter increased 7% to 8,325 seats. ENOVIA non-GAAP software revenue performance in the first quarter increased 1% in constant currencies, on a strong year-ago comparison.

●	GAAP Mainstream 3D software revenue increased 18% in constant currencies. Non-GAAP Mainstream 3D software revenue increased 15% in constant currencies on new SolidWorks seat growth of 15% (13,536 new seats licensed) and strong growth in maintenance revenue.

●	Services and other revenue, representing 12% of total revenue, decreased approximately 10% in constant currencies. These results largely reflect the winding down of certain historical channel management activities and related fee revenue which will continue over the course of 2008 as the Company completes the formation of its indirect PLM channel.

●	GAAP operating margin was 17.3%. Non-GAAP operating margin increased 70 basis points to 22.8%, compared to 22.1% in the year-ago period.

●	GAAP earnings per diluted share increased 21%. Non-GAAP earnings per diluted share increased 5% to €0.41 reflecting an increase in non-GAAP operating income of 8% offset by a significant decrease in financial revenue and other, net. While net interest income increased 26%, quarter-end currency exchange losses largely offset this increase.

●	New wins in the first quarter included: Skanska in construction in Europe; Bell Helicopter in aerospace and Leviton in high tech in the Americas; and Tata Motors in automotive in Asia. Re-orders included: Gulfstream and Spirit in aerospace and Northrop Grumman in shipbuilding in the Americas, and Honda, Mitsubishi and Toyota in automotive in Asia.

●	During the first quarter, DS repurchased 961,986 common shares for a total cost of approximately €35 million.

Cash flow and other financial highlights
Net operating cash flow was €88.4 million for the first quarter. Cash and short-term investments totaled €682.9 million and long-term debt totalled €202.7 million at March 31, 2008.

Annual Shareholders’ Meeting date and cash dividend recommendation
The Annual Shareholders’ Meeting has been scheduled for May 22, 2008. The Board of Directors has recommended an annual cash dividend equivalent to €0.46 per share, representing about €54 million in the aggregate, for the fiscal year ended December 31, 2007, and a 5% increase from last year’s dividend per share. The dividend is subject to approval by shareholders at the Annual Shareholders’ Meeting.

Other Corporate Announcements
On April 8th, 2008 DS announced that it has been named the leader in several categories of CIMdata’s newly published “2008 PLM Market Analysis Report” and that 2007 was DS’ third consecutive year at the top of the industry mindshare rankings.  In the report, CIMdata ranked Dassault Systèmes the leader in overall PLM industry market presence among the industry’s Mindshare Leaders – rankings which reflect Dassault Systèmes’ leadership in both the “mainstream PLM” and more expansive “comprehensive PLM” market sectors. CIMdata defines a mindshare leader as the company end-users most readily identified with the term “PLM”.

Business Outlook

Thibault de Tersant, Senior Executive Vice President and CFO, commented, “Our 2008 outlook remains good and essentially unchanged from when we released it in February. We, therefore, are reconfirming our 2008 non-GAAP constant currency objectives for total revenue growth of about 10% and slightly increasing our software revenue growth to about 12% to 13%. We are also reconfirming our objective to increase our 2008 non-GAAP operating margin by 80 to 130 basis points in comparison to 2007. We are reducing our 2008 non-GAAP earnings per share growth objective to a range between 6% and 10% solely to reflect the severity of the US dollar weakness as our overall business outlook remains unchanged.”

The Company’s objectives are prepared and communicated only on a non-GAAP basis and are subject to the cautionary statement set forth below:

●	Second quarter 2008 non-GAAP total revenue objective of about €315 to €320 million and non-GAAP EPS of about €0.44 to €0.46;
●	2008 non-GAAP total revenue objective reiterated at about 10% growth in constant currencies; 2008 non-GAAP software revenue objective reiterated at about 12% to 13% growth in constant currencies;
●	2008 non-GAAP EPS objective adjusted down solely on U.S. dollar weakness from previous guidance to about €2.10 to €2.17, representing about 6% to 10% growth;
●	2008 non-GAAP operating margin objective reiterated at about 27% to 27.5%;
●	Objectives based upon exchange rate assumptions for the 2008 second quarter of US$1.60 per €1.00 and JPY 160 per €1.00 and 2008 full year exchange rate assumptions of US$1.57 per €1.00 and JPY 159 per €1.00.
●	The constant currency revenue objective leads to a reported 2008 non-GAAP revenue range of about €1.325 to €1.340 billion based upon the above assumed currency exchanges rates for 2008;

The non-GAAP objectives set forth above do not take into account the following accounting elements: deferred revenue write-downs estimated at approximately €1 million for 2008; stock-based compensation expense estimated at approximately €18 million for 2008; amortization of acquired intangibles estimated at approximately €48 million for 2008. The above objectives do not include any impact from one-time costs and one-time gains related to the anticipated DS global headquarters’ relocation in 2008. These estimates also do not include any new stock option or share grants, or any new acquisitions completed after April 29, 2008.

Recent Business News Highlights

●	On April 3rd, DS announced the new Abaqus release for CATIA V5.
●	On March 12th, DS launched PLM solutions for Life Sciences.
●	On March 3rd, DS unveiled Dymola 7.0, its next-generation Modelica-based multi-engineering modeling and simulation solution.

Webcast and conference call information
Dassault Systèmes will host a webcast and a conference call today, Tuesday, April 29, 2008. Management will host the webcast at 8:15 AM London time/9:15 AM Paris time and will then host the conference call at 3:00 PM CET/2:00 PM London time/9:00 AM New York time. The webcast and conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/. Please go to the website at least fifteen minutes prior to the webcast or conference call to register, download and install any necessary audio software.

The webcast and conference call will be archived for 30 days. Additional investor information can be accessed at http://www.3ds.com/corporate/investors/ or by calling Dassault Systèmes’ Investor Relations at 33.1.40.99.69.24.

Forward-looking information
Statements herein that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding our non-GAAP financial performance objectives, are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended).

Such forward-looking statements are based on our management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to a range of factors. In preparing such forward-looking statements, we have in particular assumed an average U.S. dollar to euro exchange rate of US$1.60 per €1.00 and an average Japanese yen to euro exchange rate of JPY160 to €1.00 for the 2008 second quarter and an average U.S. dollar to euro exchange rate of US$1.57 per €1.00 and an average Japanese yen to euro exchange rate of JPY159 to €1.00 for the full year 2008; however, currency values fluctuate, and our results of operations may be significantly affected by changes in exchange rates. We have also assumed that there will be no substantial decline in general levels of corporate spending on information technology, and that our increased responsibility for both indirect and direct PLM sales channels, and the resulting commercial and management challenges, will not prevent us from maintaining growth in revenues or cause us to incur substantial unanticipated costs and inefficiencies. Our actual results or performance may also be materially negatively affected by difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM; new product developments and technological changes; errors or defects in our products; growth in market share by our competitors; and the realization of any risks related to the integration of any newly acquired company and internal reorganizations. Unfavorable changes in any of the above or other factors described in the Company’s SEC reports, including the Form 20-F for the year ended December 31, 2007, which was filed with the SEC on April 4, 2008, could materially affect the Company's financial position or results of operations.

Non-GAAP financial information
Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures, and the reasons for presenting non-GAAP financial information, are set forth in the Company’s annual report for the year ended December 31, 2007 on Form 20-F filed with the SEC on April 4, 2008 and in the paragraph below.

In addition to the individual non-GAAP measures described in our most recent Form 20-F, our  unaudited U.S. GAAP 2008 quarterly financial statements will reflect income and expenses related to the relocation of our corporate headquarters during 2008. In our supplemental non-GAAP financial information, we exclude the income and expense effects directly attributable to this corporate headquarters relocation because of their unusual nature. As a result, we believe that our supplemental non-GAAP financial information helps investors better understand the current trends in our operating performance.  However, the one-time effects of our corporate headquarters relocation are components of our income and expenses for 2008 and by excluding these effects, the supplemental non-GAAP financial information understates the net impact to our net income in 2008. These corporate headquarters relocation effects are not recurring, and we do not expect such effects to occur as part of our normal business on a regular basis.

To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

The tables on pages 10 and 11 of this press release set forth our supplemental non-GAAP revenue, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP diluted earnings per share, which exclude the effect of adjusting the carrying value of acquired companies’ deferred revenue, the expenses for the amortization of acquired intangible assets and stock-based compensation expense (in each case, as explained in our Form 20-F), as well as the  effects attributable to our corporate headquarters relocation (as explained above). The tables also set forth the most comparable GAAP financial measure and a reconciliation of the GAAP and non-GAAP information.

Information in constant currencies
When we believe it would be helpful for understanding trends in our business, we provide percentage increases or decreases in our revenue (in both US GAAP and on a non-GAAP basis) to eliminate the effect of changes in currency values, particularly the U.S. dollar and the Japanese yen, relative to the euro. When trend information is expressed herein "in constant currencies", the results of the "current" period have first been recalculated using the average exchange rates of the comparable period in the preceding year, and then compared with the results of the comparable period in the preceding year.

About Dassault Systèmes:
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3DVIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

(Tables to follow)
CONTACTS:

Dassault Systèmes:	Financial Dynamics:
Valérie Agathon/Beatrix Martinez	Harriet Keen/Haya Chelhot/Erwan Gouraud
33.1.40.99.69.24	44.20.7831.3113
Laurence Borbalan/Eloi Perrin-Aussedat
Florence de Montmarin
33.1.47.03.68.10

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (U.S. GAAP)
(in millions of Euro, except per share data, unaudited)

Three months ended
March 31, 2008	March 31, 2007
New licenses revenue	100.7	95.8
Periodic licenses, maintenance and product development revenue	168.4	150.0
Software revenue	269.1	245.8
Services and other revenue	38.3	45.1
Total Revenue	€ 307.4	€ 290.9
Cost of software revenue (excluding amortization of acquired intangibles)	14.6	12.7
Cost of services and other revenue	35.6	40.2
Research and development	73.7	76.5
Marketing and sales	92.5	83.1
General and administrative	26.4	21.4
Amortization of acquired intangibles*	11.5	10.9
Total Operating Expenses	€ 254.3	€ 244.8
Operating Income	€ 53.1	€ 46.1
Financial revenue and other, net	0.2	3.0
Income before income taxes	53.3	49.1
Income tax expense	(12.7)	(16.2)
Minority interest	0.0	0.0
Net Income	€ 40.6	€ 32.9
Basic net income per share	0.35	0.28
Diluted net income per share	€ 0.34	€ 0.28
Basic weighted average shares outstanding (in millions)	116.9	115.6
Diluted weighted average shares outstanding (in millions)	119.6	118.8
* Including relocation of headquarters

U.S. GAAP revenue variation as reported and in constant currencies

	Three months ended March 31, 2008
	Variation*	Variation in cc**
GAAP Revenue	6%	12%
GAAP Revenue by activity
Software Revenue	9%	16%
Services and other Revenue	(15%)	(10%)
GAAP Software Revenue by segment
PLM software revenue	9%	15%
of which CATIA software revenue	15%	21%
of which ENOVIA software revenue	(1%)	6%
Mainstream 3D software revenue	11%	18%
GAAP Revenue by geography
Americas	(2%)	12%
Europe	13%	13%
Asia	4%	10%
*   Variation compared to the same period in the prior year. - ** In constant currencies.

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)
(in millions of Euro, unaudited)

	March 31, 2008	Dec. 31, 2007
TOTAL ASSETS
Cash and short-term investments	682.9	626.6
Accounts receivable, net	283.0	320.0
Other assets	968.8	1,004.5
Total Assets	€ 1,934.7	€ 1,951.1
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt	202.7	202.9
Other liabilities	585.4	552.4
Shareholders’ equity	1,146.6	1,195.8
Total Liabilities and Shareholders’ equity	€ 1,934.7	€ 1,951.1

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (U.S. GAAP)
(in millions of Euro, unaudited)

	Three months ended
	March 31, 2008	March 31, 2007	Variation
Net Income	40.6	32.9	7.7
Depreciation and Amortization of Property, Plant & Equipment	6.0	5.9	0.1
Amortization of intangible assets	12.1	12.1	0.0
Other Non Cash P&L Items	(1.7)	0.0	(1.7)
Changes in working capital	31.4	57.5	(26.1)
Net Cash provided by operating activities	88.4	108.4	(20.0)

Acquisition of assets and equity, net of cash	(10.3)	(6.7)	(3.6)
Sale of assets and equity	36.2	0.0	36.2
Loans and others	(0.2)	0.0	(0.2)
Net Cash provided by (used in) investing activities	25.7	(6.7)	32.4

Borrowings	0.0	0.0	0.0
Share repurchase	(35.0)	0.0	(35.0)
DS Stock Option and preferred Stock Exercise	4.2	5.2	(1.0)
Cash dividend paid	0.0	0.0	0.0
Payments on capital lease obligations	0.0	(0.4)	0.4
Net Cash provided by (used in) financing activities (1)	(30.8)	4.8	(35.6)

Effect of exchange rate changes on treasury (2)	(27.0)	(3.6)	(23.4)

Increase in treasury (2)	56.3	102.9	(46.6)

Treasury (2) at beginning of period	626.6	459.2
Treasury (2) at end of period	682.9	562.1

(1)	Excluding changes in short-term investments.
(2)	Treasury includes cash, cash equivalents and short-term investments.

DASSAULT SYSTEMES
SUPPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. GAAP – NON-GAAP RECONCILIATION
(in millions of Euro, except per share data, unaudited)

Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations.  It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures, and the reasons for presenting non-GAAP financial information, are set forth in today’s press release with respect to our corporate headquarters relocation and in the Company’s annual report for the year ended December 31, 2007 on Form 20-F filed with the SEC on April 4, 2008 for the other non-GAAP financial measures. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

	Three months ended March 31,						Variation
In millions of Euros, except per share data and percentages	2008 U.S. GAAP	Adjustment (1)	2008 non-GAAP	2007 U.S. GAAP	Adjustment (1)	2007 non-GAAP	U.S. GAAP	Non-GAAP (2)
Total Revenue	€ 307.4	0.5	€ 307.9	€ 290.9	3.8	€ 294.7	6%	4%

Total Revenue breakdown by activity
Software revenue	269.1	0.5	269.6	245.8	3.8	249.6	9%	8%
New Licenses	100.7			95.8			5%
Product Development	0.2			1.6			(88%)
Periodic Licenses and Maintenance	168.2	0.5	168.7	148.4	3.8	152.2	13%	11%
Recurring portion of Software revenue	63%		63%	60%		61%
Services and other revenue	38.3			45.1			(15%)
Total Software Revenue breakdown by segment
PLM software revenue	201.9	0.5	202.4	185.0	2.3	187.3	9%	8%
of which CATIA software revenue	122.4	0.3	122.7	106.3			15%	15%
of which ENOVIA software revenue	38.1	0.2	38.3	38.6	2.3	40.9	(1%)	(6%)
Mainstream 3D software revenue	67.2			60.8	1.5	62.3	11%	8%

Total Revenue breakdown by geography
Americas	93.9	0.2	94.1	96.1	1.9	98.0	(2%)	(4%)
Europe	138.7	0.2	138.9	122.8	1.4	124.2	13%	12%
Asia	74.8	0.1	74.9	72.0	0.5	72.5	4%	3%

Total Operating Expenses	€ 254.3	(16.6)	€ 237.7	€ 244.8	(15.2)	€ 229.6	4%	4%
Stock-based compensation expense	5.1	(5.1)	-	4.3	(4.3)	-	n/a	n/a
Amortization of acquired intangibles	11.1	(11.1)	-	10.9	(10.9)	-	n/a	n/a
Relocation of Headquarters	0.4	(0.4)	-	0.0			n/a	n/a

Operating Income	€ 53.1	17.1	€ 70.2	€ 46.1	19.0	€ 65.1	15%	8%
Operating Margin	17.3%		22.8%	15.8%		22.1%
Income before Income Taxes	53.3	17.1	70.4	49.1	19.0	68.1	9%	3%
Income tax expense	(12.7)	(9.0)	(21.7)	(16.2)	(5.6)	(21.8)	--	--
Income tax effect of adjustments above	9.0	(9.0)	-	5.6	(5.6)	-	- -	--
Minority interest	0.0			0.0			--
Net Income	€ 40.6	8.1	€ 48.7	€ 32.9	13.4	€ 46.3	23%	5%
Diluted Net Income Per Share (3)	€ 0.34	0.07	€ 0.41	€ 0.28	0.11	€ 0.39	21%	5%
(1) In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to operating expenses data reflect the exclusion of the amortization of acquired intangibles, the  effects related to the corporate headquarters relocation and stock-based compensation expense (as detailed below); and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments.

	Three months ended March 31,
Millions of Euros	2008 GAAP	Adjustment	2008 non-GAAP	2007 GAAP	Adjustment	2007 non-GAAP
Cost of services and other revenue	35.6	(0.2)	35.4	40.2	(0.1)	40.1
Research and development	73.7	(2.9)	70.8	76.5	(2.5)	74.0
Marketing and sales	92.5	(1.0)	91.5	83.1	(0.9)	82.2
General and administrative	26.4	(1.0)	25.4	21.4	(0.8)	20.6
Total stock-based compensation expense		(5.1)			(4.3)
(2) The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods.  In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.

(3) Based on a weighted average 119.6 million diluted shares for Q1 2008 and 118.8 million diluted shares for Q1 2007.

DASSAULT SYSTEMES
NON-GAAP KEY FIGURES
 (in millions of Euro, except per share data, headcount and exchange rates, unaudited)

Non-GAAP key figures exclude the effects of adjusting the carrying value of acquired companies’ deferred revenue, amortization of acquired intangible assets, stock-based compensation expense and the effects related to the corporate headquarters relocation.

Comparable U.S. GAAP financial information and a reconciliation of the GAAP and non-GAAP measures are set forth in the preceding tables.

	Three months ended
	March 31, 2008	March 31, 2007	Variation	Variation in cc*
Non-GAAP Revenue	€ 307.9	€ 294.7	4%	10%

Non-GAAP Revenue breakdown by activity
Software Revenue	269.6	249.6	8%	14%
of which New Licenses Revenue	100.7	95.8	5%	11%
of which Periodic Licenses, Maintenance and Product Development Revenue	168.9	153.8	10%	16%
Services and other Revenue	38.3	45.1	(15%)	(10%)

Non-GAAP Software Revenue breakdown by segment
PLM software Revenue	202.4	187.3	8%	14%
of which CATIA software Revenue	122.7	106.3	15%	21%
of which ENOVIA software Revenue	38.3	40.9	(6%)	1%
Mainstream 3D software Revenue	67.2	62.3	8%	15%

Non-GAAP Revenue breakdown by geography
Americas	94.1	98.0	(4%)	10%
Europe	138.9	124.2	12%	12%
Asia	74.9	72.5	3%	9%

Non-GAAP Operating Income	€ 70.2	€ 65.1	8%
Non-GAAP Operating Margin	22.8%	22.1%
Non-GAAP Net Income	48.7	46.3	5%
Non-GAAP Diluted Net Income Per Share	€ 0.41	€ 0.39	5%
Closing headcount	7,628	6,967

Average Rate USD per Euro	1.50	1.31	14%
Average Rate JPY per Euro	157.7	156.5	1%

* In constant currencies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: April 29, 2008	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief
Financial Officer